PAN AMERICAN SILVER CORP.

ADVANCE NOTICE OF ANNUAL GENERAL MEETING

Notice is hereby given that the Annual General Meeting of the members of PAN AMERICAN SILVER CORP. (the “Company”) will be held on Tuesday, May 11, 2004, at which meeting it is proposed that directors of the Company will be elected for the ensuing year.

Members are invited to make written nominations for directors of the Company.  If any nominations for a director signed by members holding in the aggregate not less than 10% of the outstanding shares of the Company having a right to vote at the meeting are delivered to the Company’s registered office, 900 Waterfront Centre, 200 Burrard Street, Vancouver, British Columbia, V7X 1T2, not less than 35 days before the date of the meeting, accompanied by information about the nominee required under the Company Act (British Columbia), the Company will include the name of the nominee and the information as to the nominee in the Information Circular sent by management of the Company pursuant to Sections 153 and 154 of the Company Act (British Columbia).

A person may be disqualified from becoming or acting as a director by Section 114 of the Company Act (British Columbia).  No additional qualifications are imposed by the Articles of the Company.

DATED at Vancouver, British Columbia, this 11th day of March, 2004.

BY ORDER OF THE BOARD

GORDON JANG,
Controller and Corporate Secretary